SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period ending 28th April 2010
GlaxoSmithKline plc
(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)
Indicate by check mark if the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: April 28th, 2010	GlaxoSmithKline plc (Registrant)
	By:	/s/ Victoria Whyte
VICTORIA WHYTE
Authorised Signatory for and on behalf of GlaxoSmithKline plc

Issued: Wednesday, 28th April 2010, London, U.K.

Results announcement for the first quarter 2010

GSK delivers Q1 EPS of 30.7p +16% CER before major restructuring*

• Q1 sales £7.4bn up 13% CER

• Underlying sales (excluding pandemic products) up 4% CER
Results before major restructuring*

	Q1 2010		Growth
	£m		CER%	£%
Turnover	7,357		13	9
Earnings per share	30.7	p	16	17
Total results

	Q1 2010		Growth
	£m		CER%	£%
Turnover	7,357		13	9
Restructuring charges	301
Earnings per share	26.4	p	18	18
The full results are presented under ‘Income Statement’ on page 8.

*	For explanations of the measures ‘results before major restructuring’ and ‘CER growth’, see page 7.
Summary
•	Good strategic progress delivers continued sales growth: Q1 sales £7.4bn up 13%
•	Pharmaceutical sales +14% to £6.1bn: Emerging Markets (+43%), Asia Pacific/Japan (+45%), Europe (+16%), USA (-1%), ViiV Healthcare (-7%)

•	Consumer Healthcare sales +9% to £1.2bn, with market share gains across all categories (OTC, oral care, nutritionals)

•	Sales from ‘white pills/western markets’: 27% of Q1 sales (32% in Q1 2009)

•	Sustained new product momentum and pipeline delivery
•	Sales of new products totalled £412m +65% (£1.1bn including pandemic products)

•	EU approvals: Revolade, Arzerra and Duodart. EU positive opinion: Votrient

•	Planned Q2 filings for Benlysta in USA and EU

•	Phase III start for Relovair in asthma
•	Operational Excellence programme on track to deliver £2.2bn of cumulative annual cost savings by 2012, with £1.5bn expected by end of 2010

•	Net cash inflow from operating activities £2.1bn up 22% in sterling terms

•	Progressive dividend policy continues with Q1 dividend of 15p (+7%).

1

GSK’s strategic priorities
GSK has focused its business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve GSK’s long-term financial performance:
•	Grow a diversified global business

•	Deliver more products of value

•	Simplify GSK’s operating model
Chief Executive Officer’s Review
With continued sales growth in the first quarter, I believe GSK is demonstrating sustained business performance and that we are making good progress in delivering our strategy.
Our sales growth is multi-sourced with good performances in our Pharmaceuticals business, driven by vaccines, respiratory and dermatology products and in our Consumer Healthcare business. In all of these areas, sales were especially dynamic across emerging markets where we continue to gain market share.
Group turnover grew 13% aided by sales of pandemic influenza products (pandemic vaccine and Relenza). Excluding these products, underlying sales grew 4% to £6.6 billion. Sales from ‘white pills/western markets’ for the first quarter were approximately 27% (excluding sales of pandemic vaccine). This compares to 32% of sales in Q1 2009, a significant reduction and a reflection of the growing diversification of our business.
Established products such as Seretide/Advair and newer products, such as Cervarix, Synflorix and Tykerb helped to drive this good underlying performance. Total new product sales were over £400m (+65%) and including pandemic products were more than £1 billion.
Brand innovation, global expansion and continued investment in marketing, is also driving growth of our Consumer Healthcare business. This quarter sales grew 9%, significantly faster than estimated global market growth of 1%. Total sales were £1.2 billion, with brand innovations launched in the last 3 years representing approximately 14% of sales. All these strategies are helping to drive continued market share gains across all the business segments in which we operate.
Proactive succession planning in our key business areas is very important and in the last few months, we have made new appointments to maintain excellent leadership in both Vaccines and Consumer Healthcare over the longer-term.
This first quarter also saw some early signs of recovery for our US pharmaceuticals business, with sales down 1% (Q1 2009: -24%), as the balance within our portfolio between genericisation and new products begins to move in our favour.
We welcome the passage of healthcare reform in the USA this quarter, which will bring essential healthcare to millions of previously uninsured Americans and, for the industry, will provide greater certainty and stability. Clearly, the reform results in increased discounts for medicines particularly related to government programmes like Medicaid. In the first quarter we have been able to absorb this adverse financial impact and we expect to offset any further impact through continued operational performance. The transformation we have already instigated within our US business has been focused on ensuring that we are fit to compete in the environment created by this reform.

Issued: Wednesday, 28th April 2010, London, U.K.	2

We also continue to re-shape the company through simplification and cost containment initiatives, which are on track to deliver annual cumulative cost savings of £2.2 billion by 2012 of which £1.5 billion is expected to be achieved by the end of this year. In addition, I am pleased with the progress we are making with the integration of Stiefel and we remain on track to deliver up to £155 million of savings from this programme by 2012.
This focus on cost control is guided by our strategy to improve returns on invested capital and is enabling us to invest effectively in growth markets. As a result, we still expect to deliver a broadly stable operating margin, before legal charges, for 2010.
Legal charges for this quarter increased versus the same quarter last year. This increase is a direct consequence of the progress we are making towards settlement of a number of existing cases.
Over these last few months, many companies have seen further public debate concerning drug safety and industry integrity. For GSK, this has related particularly to our diabetes medicine, Avandia. For us patient safety is an absolute priority and we continue to believe that the allegations made by some of our critics that we acted improperly around this medicine are unfounded. This debate is indicative of the pressures and challenges that our industry must face and reinforces the need for continued openness and transparency — an agenda GSK has strongly pursued since I took over as CEO. There is no question of us letting up on this as it is in the interest of patients and our business.
In conclusion, GSK has made a good start to 2010 and this provides further confirmation that our strategy is working. We have increased the dividend for the quarter to 15p and remain confident of our prospects for the year.
Andrew Witty
Chief Executive Officer
To hear more from Andrew on GSK’s Q1 Results, please visit: www.gsk.com

Issued: Wednesday, 28th April 2010, London, U.K.	3

Trading update
Turnover and key product movements impacting growth for the quarter
Total Group turnover rose 13% to £7.4 billion, with pharmaceutical sales up 14% and Consumer Healthcare sales up 9%. Underlying sales performance in the quarter — excluding the benefit from significant sales of pandemic related products including H1N1 vaccine and Relenza — was also positive at 4%.
On a regional basis, a slight decline in US pharmaceutical sales (-1% to £1.9 billion) due to the continued impact of generic competition to several mature products, was offset by strong growth in all other regions: Europe (+16% to £1.9 billion), Emerging Markets (+43% to £866 million) and Asia Pacific/Japan (+45% to £885 million).
Sales of Seretide/Advair rose 9% to £1.3 billion, with strong growth in Europe (+10% to £423 million), Emerging Markets (+28% to £80 million) and Japan (+35% to £46 million). US Advair sales rose 4% to £630 million. Flovent sales (+5% to £196 million) benefited from the re-initiation of promotion in the USA where sales rose 8% to £99 million. Avamys/Veramyst sales increased 52% to £46 million, with strong growth in Europe more than offsetting a slight decline in the USA.
Total vaccine sales were £1.4 billion, including £698 million of H1N1 vaccine sales. Sales of Synflorix, which was launched in 2009, were £45 million, while Cervarix sales grew 60% to £77 million. Hepatitis vaccines also grew strongly (+38% to £197 million) benefiting from supply shortages of competitor products in the US market. Rotarix sales (+19% to £65 million) were not significantly impacted in the quarter by the FDA’s decision in late March to suspend temporarily the product in the USA as a precautionary measure following the discovery of PCV-1 DNA material in the vaccine. An FDA advisory committee meeting to review this matter is scheduled for 7th May.
Dermatology sales, including heritage GSK products and those acquired through the acquisition of Stiefel in July 2009, totalled £265 million in the quarter (8% growth on a proforma basis). In addition, GSK’s heritage consumer dermatology portfolio, reported within Consumer Healthcare, contributed sales of £62 million (+10%).
Other strong pharmaceutical performances in the quarter included Tykerb (+62% to £53 million), Avodart (+20% to £139 million), Lovaza (+9% to £107 million) and Arixtra (+25% to £70 million).
Sales of Valtrex declined 46% to £176 million, primarily as a result of generic competition to the product in the USA (-55% to £107 million) which began in November 2009. Sales of Wellbutrin fell 67% to £20 million, reflecting the sale of Wellbutrin XL in the USA to Biovail in Q2 2009. European sales of Wellbutrin rose 50% to £9 million. The decline in Boniva sales (-63% to £23 million) reflects the transfer on 1st January to Genentech of exclusive promotion of the product in the USA. GSK now records income from Genentech related to the product in Other operating income.
ViiV Healthcare, the new speciality HIV company established by GSK and Pfizer was launched in November 2009. HIV product sales were £373 million, down 7% on Q1 2009, in part reflecting the impact of US healthcare reforms. In addition the impact of competition to established products such as Combivir (-23% to £82 million) was not fully offset by the inclusion of Selzentry and Viracept.
Total Consumer Healthcare sales rose 9% (to £1.2 billion), significantly ahead of estimated market growth of approximately 1%, with growth in all regions: North America (+3%), Europe (+9%), and Rest of World (+13%) and in all categories: OTC products (+11% to £617 million), Oral care (+5% to £381 million) and Nutritionals (+12% to £233 million).

Issued: Wednesday, 28th April 2010, London, U.K.	4

Within OTC, launches of the new Niquitin/Nicorette Mini lozenge helped grow the smoking control franchise (+16% to £92 million). The launch of the Mini in the USA began at the end of March 2010. Sales of alli more than doubled to £63 million, benefiting significantly from the launch of the product in Europe which began at the end of March 2009. The Panadol franchise also grew strongly (+14% to £117 million), helped by the acquisition of Alvedon in 2009. Sales of respiratory tract products declined 8% to £94 million, in part due to a relatively weak flu season.
Within Oral care, Sensodyne franchise sales continued to grow strongly (+21% to £133 million), offsetting a decline in Poligrip sales (-29% to £15 million) following the company’s decision in February to end production of the zinc-containing product and to move to zinc-free alternatives. Zinc-free alternatives are expected to be fully available in all major markets by May 2010.
Nutritionals performance was driven by sales growth of all major products including Horlicks (+17% to £87 million), Lucozade (+5% to £82 million) and Ribena (+11% to £42 million).
Operating profit and earnings per share commentary
Results before major restructuring
Operating profit before major restructuring for Q1 2010 was £2,395 million, a 21% growth in CER terms.
Cost of sales increased to 26.2% of turnover (Q1 2009: 24.3%), reflecting the impact of generic competition to higher margin products in the USA, principally Valtrex, changes in business and product mix and £94 million of stock write-offs in the quarter. The company continues to expect cost of sales as a percentage of turnover to be around 26% for the full year.
SG&A costs as a percentage of turnover were 31.2%, broadly in line with the prior year. Legal costs of £210 million in the quarter reflected progress being made towards settlement of a number of existing cases. Excluding legal charges, SG&A costs were 28.3% of turnover and the company continues to expect SG&A costs excluding legal charges to be around 29% of turnover for the full year.
R&D expenditure decreased to 12.8% of turnover (Q1 2009: 15.9%), reflecting the phasing of project expenditure, good progress on efficiency savings and a positive comparison to the prior year which included significant intangible asset write-off costs. The company continues to expect R&D costs as a percentage of turnover to be around 14% for the full year.
Other operating income was £199 million in the quarter, including royalty income of £80 million (Q1 2009: £67 million). Other operating income also included a receipt relating to the transfer on 1st January 2010 to Genentech of exclusive promotion rights to Boniva in the USA. No further receipts from Genentech related to this transaction are expected this year.
Overall, the company continues to expect the operating profit margin in 2010 to be broadly similar to 2009 (excluding legal costs and the 2009 ViiV Healthcare one-time gain).
The charge for taxation on profit before major restructuring amounted to £618 million and represents an effective tax rate of 27.7% (Q1 2009: 29.0%). The effective tax rate for the full year is expected to be around 28%.
EPS before major restructuring of 30.7p increased 16% in CER terms (a 17% increase in sterling terms) compared with Q1 2009. A negative impact of 5% from currency movements was offset by exchange gains on the settlement of intercompany transactions in the quarter.

Issued: Wednesday, 28th April 2010, London, U.K.	5

Total results after restructuring
Operating profit after restructuring for Q1 2010 was £2,094 million, up 22% in both CER and sterling terms. This included £301 million of charges related to restructuring (Q1 2009: £264 million); £28 million was charged to cost of sales (Q1 2009: £143 million), £52 million to SG&A (Q1 2009: £71 million) and £221 million to R&D (Q1 2009: £50 million).
EPS after restructuring of 26.4p increased 18% in both CER and sterling terms compared with Q1 2009.
Cash flow and net debt
Net cash inflow from operating activities for Q1 2010 was £2,122 million, up 22% in sterling terms. This was used to fund net interest of £21 million, capital expenditure on property, plant and equipment and intangible assets of £326 million, repayment of short-term loans of £625 million and the dividend paid to shareholders of £763 million.
Net debt decreased by £0.4 billion during the period to £9.0 billion at 31st March 2010, comprising gross debt of £16.2 billion and cash, cash equivalents and liquid investments of £7.2 billion. At 31st March 2010, GSK had short-term borrowings (including overdrafts) repayable within 12 months of only £1 billion with no further borrowings repayable in the subsequent year.
Dividends
The Board has declared a first interim dividend of 15 pence per share (Q1 2009: 14 pence). The equivalent interim dividend receivable by ADR holders is 46.0320 cents per ADS based on an exchange rate of £1/$1.5344. The ex-dividend date will be 5th May 2010, with a record date of 7th May 2010 and a payment date of 8th July 2010.
Currency impact
The Q1 results are based on average exchange rates, principally £1/$1.56, £1/€1.13 and £1/Yen 143. Comparative exchange rates are given on page 20. The period end exchange rates were £1/$1.52, £1/€1.12 and £1/Yen 142. If exchange rates were to hold at these period end levels for the rest of 2010 and there were no exchange gains or losses in subsequent quarters, the estimated positive impact on 2010 sterling EPS growth before major restructuring would be approximately 5 percentage points.
Additional P&L information
To improve transparency and understanding of our increasingly diversified business additional detailed financial information is provided for the first time on pages 22 to 23.

Issued: Wednesday, 28th April 2010, London, U.K.	6

GlaxoSmithKline (GSK) together with its subsidiary undertakings, the ‘Group’ — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

Enquiries:	UK Media	Philip Thomson	(020) 8047 5502
		Claire Brough	(020) 8047 5502
		Alexandra Harrison	(020) 8047 5502
		Stephen Rea	(020) 8047 5502
		Jo Revill	(020) 8047 5502

	US Media	Nancy Pekarek	(919) 483 2839
		Mary Anne Rhyne	(919) 483 2839
		Kevin Colgan	(919) 483 2839
		Sarah Alspach	(919) 483 2839

	European Analyst / Investor	David Mawdsley	(020) 8047 5564
		Sally Ferguson	(020) 8047 5543
		Gary Davies	(020) 8047 5503

	US Analyst / Investor	Tom Curry	(215) 751 5419
		Jen Hill Baxter	(215) 751 7002
Results before major restructuring
Results before major restructuring is a measure used by management to assess the Group’s financial performance and is presented after excluding restructuring charges relating to the Operational Excellence programme, which commenced in October 2007 and the acquisitions of Reliant Pharmaceuticals in December 2007 and Stiefel in July 2009. Management believes that this presentation assists shareholders in gaining a clearer understanding of the Group’s financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value.
CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. All commentaries are presented in terms of CER growth, unless otherwise stated.
Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.
Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report on Form 20-F for 2009.
GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom Registered in England and Wales. Registered number: 3888792

Issued: Wednesday, 28th April 2010, London, U.K.	7

Income statement
Three months ended 31st March 2010

	Results						Results
	before major			Major			before major		Major
	restructuring			restructuring	Total		restructuring		restructuring	Total
	Q1 2010		Growth	Q1 2010	Q1 2010		Q1 2009		Q1 2009	Q1 2009
	£m		CER%	£m	£m		£m		£m	£m

TURNOVER	7,357		13		7,357		6,769			6,769

Cost of sales	(1,924)		19	(28)	(1,952)		(1,644)		(143)	(1,787)

Gross profit	5,433		11	(28)	5,405		5,125		(143)	4,982

Selling, general and administration	(2,298)		18	(52)	(2,350)		(2,129)		(71)	(2,200)
Research and development	(939)		(9)	(221)	(1,160)		(1,074)		(50)	(1,124)
Other operating income	199				199		54			54

OPERATING PROFIT	2,395		21	(301)	2,094		1,976		(264)	1,712

Finance income	17				17		28			28
Finance expense	(204)			(1)	(205)		(202)		(1)	(203)
Profit on disposal of interest in associate	—				—		115			115
Share of after tax profits of associates and joint ventures	25				25		14			14

PROFIT BEFORE TAXATION	2,233		16	(302)	1,931		1,931		(265)	1,666

Taxation	(618)			82	(536)		(560)		63	(497)
Tax rate %	27.7%				27.8%		29.0%			29.8%

PROFIT AFTER TAXATION FOR THE PERIOD	1,615		18	(220)	1,395		1,371		(202)	1,169

Profit attributable to non-controlling interests	55				55		38			38
Profit attributable to shareholders	1,560			(220)	1,340		1,333		(202)	1,131

	1,615			(220)	1,395		1,371		(202)	1,169

EARNINGS PER SHARE	30.7	p	16		26.4	p	26.3	p		22.3	p

Diluted earnings per share	30.4	p			26.1	p	26.2	p		22.2	p

Issued: Wednesday, 28th April 2010, London, U.K.	8

Pharmaceuticals turnover
Three months ended 31st March 2010

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	1,766	6	805	3	569	6	392	13
Avamys/Veramyst	46	52	17	(10)	13	56	16	>100
Flixonase/Flonase	45	(30)	6	(40)	10	(17)	29	(32)
Flixotide/Flovent	196	5	99	8	45	(6)	52	8
Seretide/Advair	1,264	9	630	4	423	10	211	25
Serevent	51	(16)	16	(11)	26	(16)	9	(25)
Ventolin	116	3	35	—	37	—	44	7
Zyrtec	20	17	—	—	—	—	20	17
Anti-virals	358	(44)	154	(42)	35	(78)	169	(20)
Relenza	84	(60)	30	>100	2	(97)	52	(49)
Valtrex	176	(46)	107	(55)	23	(43)	46	—
Zeffix	52	4	3	—	7	—	42	5
Central nervous system	417	(13)	136	(32)	140	(2)	141	7
Imigran/Imitrex	57	(9)	24	(11)	22	(12)	11	—
Lamictal	120	(11)	61	(23)	37	(3)	22	26
Requip	55	14	10	38	36	13	9	—
Seroxat/Paxil	106	(12)	10	(29)	22	(21)	74	(6)
Treximet	13	7	13	7	—	—	—	—
Wellbutrin	20	(67)	8	(85)	9	50	3	—
Cardiovascular and urogenital	570	9	337	6	153	11	80	23
Arixtra	70	25	39	27	26	23	5	25
Avodart	139	20	76	12	40	17	23	77
Coreg	42	(12)	42	(12)	—	—	—	—
Fraxiparine	56	4	—	—	43	—	13	17
Lovaza	107	9	107	10	—	—	—	—
Vesicare	25	13	25	13	—	—	—	—
Volibris	9	>100	—	—	8	>100	1	—
Metabolic	230	(18)	89	(36)	61	(7)	80	7
Avandia products	169	(10)	89	(14)	38	(12)	42	2
Bonviva/Boniva	23	(63)	—	—	20	(5)	3	—
Anti-bacterials	356	(6)	24	(10)	142	(21)	190	10
Augmentin	160	(10)	8	(44)	63	(23)	89	9
Oncology and emesis	169	23	92	41	50	—	27	17
Arzerra	5	—	5	—	—	—	—	—
Hycamtin	40	—	24	—	13	(7)	3	50
Promacta	6	>100	6	>100	—	—	—	—
Tyverb/Tykerb	53	62	17	73	24	41	12	100
Votrient	5	—	5	—	—	—	—	—
Vaccines	1,411	>100	171	55	613	>100	627	>100
Boostrix	30	19	15	55	9	25	6	(43)
Cervarix	77	60	2	—	59	51	16	78
Fluarix, FluLaval	5	(43)	1	—	—	—	4	(50)
Flu Pandemic	698	>100	—	—	304	>100	394	>100
Hepatitis	197	38	92	92	61	2	44	19
Infanrix, Pediarix	166	(3)	32	(13)	104	(2)	30	4
Rotarix	65	19	27	93	13	8	25	(14)
Synflorix	45	—	—	—	12	—	33	—
Dermatologicals	265	>100	97	100	62	>100	106	83
Bactroban	27	(7)	11	(20)	6	—	10	11
Dermovate	15	—	—	—	4	—	11	—
Duac	27	—	17	—	6	—	4	—
Soriatane	18	—	18	—	—	—	—	—
Zovirax	49	61	26	>100	7	(13)	16	(11)
Other	211	20	4	(20)	68	24	139	20

	5,753	15	1,909	(1)	1,893	16	1,951	39

ViiV Healthcare (HIV)	373	(7)	159	(11)	159	(3)	55	(4)
Combivir	82	(23)	34	(30)	33	(17)	15	(17)
Epivir	28	(15)	10	(15)	10	(21)	8	—
Epzicom/Kivexa	131	(1)	48	(10)	64	6	19	6
Lexiva	41	(8)	21	(15)	15	(12)	5	50
Selzentry	19	—	8	—	11	—	—	—
Trizivir	38	(27)	19	(33)	17	(29)	2	100

	6,126	14

Pharmaceutical turnover includes co-promotion income.

Issued: Wednesday, 28th April 2010, London, U.K.	9

Consumer Healthcare turnover
Three months ended 31st March 2010

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%

Over-the-counter medicines	617	11	169	2	190	21	258	11
alli	63	>100	28	7	34	>100	1	—
Breathe Right	21	(19)	11	(21)	5	(14)	5	(17)
Cold sore franchise	25	9	10	22	12	9	3	(33)
Nicotene replacement therapy	92	16	62	16	19	12	11	29
Panadol	117	14	—	—	27	30	90	10
Tums	26	(7)	22	(11)	—	—	4	33

Oral healthcare	381	5	77	6	179	(1)	125	16
Aquafresh franchise	123	(3)	25	—	67	(8)	31	7
Biotene	7	17	5	—	1	—	1	—
Denture care	76	(3)	16	(11)	24	(11)	36	9
Sensodyne franchise	133	21	30	23	50	9	53	33

Nutritional healthcare	233	12	—	—	102	7	131	16
Horlicks	87	17	—	—	6	20	81	17
Lucozade	82	5	—	—	67	3	15	13
Ribena	42	11	—	—	29	16	13	—

	1,231	9	246	3	471	9	514	13

Statement of comprehensive income

	Q1 2010	Q1 2009
	£m	£m
Profit for the period	1,395	1,169

Exchange movements on overseas net assets and net investment hedges	203	(214)
Fair value movements on available-for-sale investments	24	21
Deferred tax on fair value movements on available-for-sale investments	1	(1)
Reclassification of fair value movements on available-for-sale investments	(13)	(4)
Actuarial losses on defined benefit plans	(165)	(135)
Deferred tax on actuarial movements in defined benefit plans	53	37
Fair value movements on cash flow hedges	—	(3)

Other comprehensive income/(expense) for the period	103	(299)

Total comprehensive income for the period	1,498	870

Total comprehensive income for the period attributable to:
Shareholders	1,413	844
Non-controlling interests	85	26

	1,498	870

Issued: Wednesday, 28th April 2010, London, U.K.	10

GSK’s late-stage pharmaceuticals and vaccines pipeline
The table below is provided as part of GSK’s quarterly update to show events and changes to the late stage pipeline during the quarter and up to the date of announcement.
The following assets were listed as approved or terminated in the last quarterly update and are no longer included in the table: Cervarix, Tykerb IBC

Biopharmaceuticals		USA	EU	News update in the quarter
Arzerra (ofatumumab)	CLL	Approved	Approved Apr 2010	Approved in the EU on 19th April 2010.
	NHL (FL)	Ph III	Ph III
	NHL (DLBCL)	Ph III	Ph III
	RA	Ph III	Ph III
Benlysta (belimumab)	Systemic lupus	Ph III	Ph III	Announced headline BLISS 76 76 week data on 20th April 2010. Expect to file in Q2 2010.
otelixizumab	Type 1 diabetes	Ph III	Ph III
Syncria	Type 2 diabetes	Ph III	Ph III
Prolia (denosumab)	Post menopausal osteoporosis	n/a	Filed

Cardiovascular & Metabolic		USA	EU	News update in the quarter
Arixtra	Acute coronary syndrome	Filed	Approved
Avandamet XR	Type 2 diabetes	Ph III	Ph III	Filing strategy under review.
Avandia + statin	Type 2 diabetes	Ph III	Ph III	Filing strategy under review.
darapladib	Atherosclerosis	Ph III	Ph III

Neurosciences		USA	EU	News update in the quarter
Horizant	RLS	Filed	Ph III	Complete Response letter received 17th February 2010.
almorexant	Primary insomnia	Ph III	Ph III
retigabine	Epilepsy	Filed	Filed

Oncology		USA	EU	News update in the quarter
Promacta/Revolade	Chronic ITP	Approved	Approved Mar 2010	Approved in the EU on 11th March 2010.
	Hepatitis C	Ph III	Ph III	Recruitment complete.
	CLD	Ph III	Ph III	Chronic liver disease study closed and data presented at EASL 17th April 2010. Next steps under review.
Avodart	Prostate cancer prevention	Refiled Mar 2010	Filed	Refiled in USA on 29th March 2010.
	Duodart/Flodart (fixed dose combination with tamsulosin)	Tentative approval Jan 2010	Approved Mar 2010	Approved in Switzerland on 22nd March 2010 and in EU via Decentralised Procedure on 31st March 2010.

Issued: Wednesday, 28th April 2010, London, U.K.	11

Oncology / contd.		USA	EU	News update in the quarter
Votrient (pazopanib)	Renal cell cancer	Approved	Filed	CHMP positive opinion 19th February 2010. Enrolment complete in Sutent head-to-head study
	Sarcoma	Ph III	Ph III	Recruitment complete.
	Ovarian	Ph III	Ph III
Tykerb	First-line metastatic	Approved Jan 2010	Filed	CHMP positive opinion 19th February 2010.
	Adjuvant breast cancer	Ph III	Ph III
	Head & neck cancer	Ph III	Ph III
	Gastric cancer	Ph III	Ph III
pazopanib + Tykerb	Inflammatory breast cancer	Ph III	Ph III	No longer pursuing this indication.

Respiratory & Immuno-inflammation		USA	EU	News update in the quarter
Relovair HORIZON (‘444 & ‘698)	COPD/Asthma	Ph III	Ph III	Phase III asthma programme commenced in March 2010.

Vaccines		USA	EU	News update in the quarter
Menhibrix (HibMenCY-TT)	MenCY and Hib prophylaxis	Filed	n/a	Date for expected VRBPAC meeting has not yet been set.
MAGE-A3	Melanoma	Ph III	Ph III
	NSCLC	Ph III	Ph III
Nimenrix (MenACWY)	MenACWY prophylaxis	Ph III	Ph III	Plan to file in EU in H2 2010.
New generation flu	Influenza prophylaxis	Ph III	Ph III
Simplirix	Genital herpes prophylaxis	Ph III	Ph III
Mosquirix	Malaria prophylaxis	n/a	n/a	Phase III study ongoing in Africa.

Issued: Wednesday, 28th April 2010, London, U.K.	12

Balance sheet

	31st March	31st March	31st December
	2010	2009	2009
	£m	£m	£m
ASSETS
Non-current assets
Property, plant and equipment	9,532	9,441	9,374
Goodwill	3,524	2,147	3,361
Other intangible assets	8,412	6,157	8,183
Investments in associates and joint ventures	965	499	895
Other investments	529	512	454
Deferred tax assets	2,492	2,772	2,374
Derivative financial instruments	94	112	68
Other non-current assets	653	560	583

Total non-current assets	26,201	22,200	25,292

Current assets
Inventories	4,157	4,107	4,064
Current tax recoverable	52	95	58
Trade and other receivables	6,814	5,920	6,492
Derivative financial instruments	87	258	129
Liquid investments	254	364	268
Cash and cash equivalents	6,964	6,221	6,545
Assets held for sale	28	2	14

Total current assets	18,356	16,967	17,570

TOTAL ASSETS	44,557	39,167	42,862

LIABILITIES
Current liabilities
Short-term borrowings	(1,034)	(1,276)	(1,471)
Trade and other payables	(6,796)	(5,752)	(6,772)
Derivative financial instruments	(127)	(254)	(168)
Current tax payable	(1,716)	(948)	(1,451)
Short-term provisions	(2,480)	(1,516)	(2,256)

Total current liabilities	(12,153)	(9,746)	(12,118)

Non-current liabilities
Long-term borrowings	(15,220)	(15,106)	(14,786)
Deferred tax liabilities	(667)	(717)	(645)
Pensions and other post-employment benefits	(3,280)	(3,227)	(2,981)
Other provisions	(1,191)	(1,529)	(985)
Derivative financial instruments	(6)	(2)	—
Other non-current liabilities	(614)	(406)	(605)

Total non-current liabilities	(20,978)	(20,987)	(20,002)

TOTAL LIABILITIES	(33,131)	(30,733)	(32,120)

NET ASSETS	11,426	8,434	10,742

EQUITY
Share capital	1,417	1,416	1,416
Share premium account	1,384	1,340	1,368
Retained earnings	6,822	4,619	6,321
Other reserves	1,047	687	900

Shareholders’ equity	10,670	8,062	10,005
Non-controlling interests	756	372	737

TOTAL EQUITY	11,426	8,434	10,742

Issued: Wednesday, 28th April 2010, London, U.K.	13

Cash flow statement
Three months ended 31st March 2010

	Q1 2010	Q1 2009	2009
	£m	£m	£m
Profit after tax	1,395	1,169	5,669
Tax on profits	536	497	2,222
Share of after tax profits of associates and joint ventures	(25)	(14)	(64)
Profit on disposal of interest in associates	—	(115)	(115)
Net finance expense	188	175	713
Depreciation and other non-cash items	466	603	1,271
(Increase)/decrease in working capital	(277)	22	(106)
Increase/(decrease) in other net liabilities	122	(271)	(45)

Cash generated from operations	2,405	2,066	9,545
Taxation paid	(283)	(330)	(1,704)

Net cash inflow from operating activities	2,122	1,736	7,841

Cash flow from investing activities
Purchase of property, plant and equipment	(207)	(268)	(1,418)
Proceeds from sale of property, plant and equipment	17	7	48
Purchase of intangible assets	(119)	(120)	(455)
Proceeds from sale of intangible assets	—	—	356
Purchase of equity investments	(61)	(23)	(154)
Proceeds from sale of equity investments	10	1	59
Purchase of businesses, net of cash acquired	—	(501)	(2,792)
Investment in associates and joint ventures	(13)	(7)	(29)
Proceeds from disposal of interest in associates	—	178	178
Decrease in liquid investments	28	23	87
Interest received	19	41	90
Dividends from associates and joint ventures	2	3	17

Net cash outflow from investing activities	(324)	(666)	(4,013)

Cash flow from financing activities
Proceeds from own shares for employee share options	6	3	13
Issue of share capital	17	15	43
Shares acquired by ESOP Trusts	(56)	(50)	(57)
Increase in long-term loans	—	—	1,358
Repayment of short-term loans	(625)	(25)	(748)
Increase in short-term loans	15	191	646
Net repayment of obligations under finance leases	(11)	(11)	(48)
Interest paid	(40)	(56)	(780)
Dividends paid to shareholders	(763)	(730)	(3,003)
Distributions to non-controlling interests	(67)	(41)	(89)
Other financing items	(93)	50	(109)

Net cash outflow from financing activities	(1,617)	(654)	(2,774)

Increase in cash and bank overdrafts in the period	181	416	1,054

Exchange adjustments	103	(11)	(158)
Cash and bank overdrafts at beginning of period	6,368	5,472	5,472

Cash and bank overdrafts at end of period	6,652	5,877	6,368

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	6,964	6,221	6,545
Overdrafts	(312)	(344)	(177)

	6,652	5,877	6,368

Issued: Wednesday, 28th April 2010, London, U.K.	14

Statement of changes in equity

					Share-	Non-
	Share	Share	Retained	Other	holder’s	controlling	Total
	capital	premium	earnings	reserves	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1st January 2010	1,416	1,368	6,321	900	10,005	737	10,742

Profit for the period	—	—	1,340	—	1,340	55	1,395
Other comprehensive income for the period	—	—	61	12	73	30	103
Distributions to non-controlling interests	—	—	—	—	—	(67)	(67)
Dividends to shareholders	—	—	(763)	—	(763)	—	(763)
Changes in non-controlling interests	—	—	—	—	—	1	1
Shares issued	1	16	—	—	17	—	17
Consideration received for shares transferred by ESOP Trusts	—	—	—	6	6	—	6
Shares acquired by ESOP Trusts	—	—	—	(56)	(56)	—	(56)
Write-down on shares held by ESOP Trusts	—	—	(185)	185	—	—	—
Share-based incentive plans	—	—	48	—	48	—	48

At 31st March 2010	1,417	1,384	6,822	1,047	10,670	756	11,426

At 1st January 2009	1,415	1,326	4,622	568	7,931	387	8,318

Profit for the period	—	—	1,131	—	1,131	38	1,169
Other comprehensive (expense)/income for the period	—		(303)	16	(287)	(12)	(299)
Distributions to non-controlling interests	—	—	—	—	—	(41)	(41)
Dividends to shareholders	—	—	(730)	—	(730)	—	(730)
Shares issued	1	14		—	15	—	15
Consideration received for shares transferred by ESOP Trusts	—	—	—	3	3	—	3
Shares acquired by ESOP Trusts	—	—	—	(50)	(50)	—	(50)
Write-down on shares held by ESOP Trusts	—	—	(150)	150	—	—	—
Share-based incentive plans	—	—	49	—	49	—	49

At 31st March 2009	1,416	1,340	4,619	687	8,062	372	8,434

Issued: Wednesday, 28th April 2010, London, U.K.	15

Segmental information
GSK has revised its segmental information disclosures to reflect changes in the internal reporting structures with effect from 1st January 2010. ViiV Healthcare is now shown as a separate segment. Stiefel has been integrated with the GSK heritage dermatology business and is reported within the relevant geographical pharmaceutical segments. The other trading and other unallocated pharmaceuticals information has been combined. Comparative information has been restated onto a consistent basis.
GSK’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). Individual members of the CET are responsible for geographic regions of the Pharmaceuticals business, ViiV Healthcare and for the Consumer Healthcare business as a whole, respectively.
R&D investment is essential for the sustainability of the pharmaceutical businesses. However, for segment reporting, the US, Europe, Emerging Markets and Asia Pacific/Japan pharmaceutical operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs. GSK’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.
The Other trading and unallocated pharmaceuticals segment includes Canada, Puerto Rico, central vaccine tender sales and contract manufacturing sales, together with costs such as vaccines R&D and central manufacturing costs not attributed to other segments.
The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is therefore being reported as a separate segment.
Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and profits on global asset disposals.
Turnover by segment

		Q1 2009
	Q1 2010	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	1,909	2,088	(1)
Europe pharmaceuticals	1,893	1,669	16
Emerging Markets pharmaceuticals	866	639	43
Asia Pacific/Japan pharmaceuticals	885	619	45
ViiV Healthcare	373	419	(7)
Other trading and unallocated pharmaceuticals	200	184	4

Pharmaceuticals turnover	6,126	5,618	14
Consumer Healthcare turnover	1,231	1,151	9

	7,357	6,769	13

Issued: Wednesday, 28th April 2010, London, U.K.	16

Operating profit by segment

		Q1 2009
	Q1 2010	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	1,295	1,349	4
Europe pharmaceuticals	1,138	918	26
Emerging Markets pharmaceuticals	313	205	62
Asia Pacific/Japan pharmaceuticals	525	329	63
ViiV Healthcare	212	291	(23)
Pharmaceuticals R&D	(765)	(885)	(10)
Other trading and unallocated pharmaceuticals	(127)	(154)	59

Pharmaceuticals operating profit	2,591	2,053	27
Consumer Healthcare operating profit	198	184	9

Segment profit	2,789	2,237	26
Corporate and other unallocated costs and disposal profits	(394)	(261)

Operating profit before major restructuring	2,395	1,976	21
Major restructuring	(301)	(264)

Total operating profit	2,094	1,712	22
Finance income	17	28
Finance costs	(205)	(203)
Profit on disposal of interest in associate	—	115
Share of after tax profits of associates and joint ventures	25	14

Profit before taxation	1,931	1,666	15

Segmental commentary
US pharmaceuticals operating profit increased 4% in the quarter despite a decline in turnover of 1%. This reflects the receipt of a payment from Genentech for the exclusive promotion rights to Boniva for 2010 in the USA.
Europe pharmaceuticals operating profit increased 26% reflecting the turnover increase of 16%, benefiting from strong H1N1 sales in the quarter, and a 6% reduction in SG&A costs.
Emerging Markets operating profit grew by 62% on a turnover increase of 43%, reflecting strong HINI rates and increased investment in this segment.
Asia Pacific/Japan pharmaceuticals operating profit rose by 63%, principally as a result of the significant H1N1 sales in the quarter; turnover increased by 45%.
In ViiV Healthcare higher SG&A costs adversely impacted operating profit by 10%. The higher SG&A costs were primarily due to an increase in phase IV clinical trial expenditure, the amortisation of acquired intangible assets and close out of integration activities.
Other trading and unallocated pharmaceuticals operating loss increased 59%, primarily reflecting higher stock write-offs in the quarter.
Pharmaceuticals R&D costs decreased by 10%, reflecting lower intangible asset write-offs of £32 million in the quarter (Q1 2009: £115m) and the phasing of project expenditure.
Consumer Healthcare operating profit grew in line with the turnover increase of 9%.
Corporate and other unallocated costs increased primarily as a result of the higher legal charges of £210 million in the quarter (Q1 2009: £51m).

Issued: Wednesday, 28th April 2010, London, U.K.	17

Legal matters
The Group is involved in various legal and administrative proceedings principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal proceedings’ note in the Annual Report 2009.
At 31st March 2010, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £2.3 billion. In respect of a number of legal proceedings in which the Group is involved, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, the Group may disclose information with respect to the nature and facts of the cases but no provision is typically made.
The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and there can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial accounts by a material amount.
Significant developments since the date of the Annual Report 2009 are as follows:
Arzerra
On 23rd March 2010, Genentech and Biogen Idec filed suit against the Group in the Southern District of California alleging that the Group’s sale of Arzerra induces and contributes to infringement of US Patent No. 7,682,612. That patent claims the treatment of chronic lymphatic leukemia with an anti-CD-20 monoclonal antibody. The Group believes that there are numerous defences to the suit and will respond to the complaint.
Combivir
In April 2010, the Group and Teva Pharmaceuticals agreed to settle the suit filed by the Group in the US District Court for the District of Delaware alleging that Teva was infringing a patent related to Combivir, which was set to expire in May 2012. The terms of the settlement are confidential and subject to review by the Federal Trade Commission and Department of Justice.
Developments with respect to tax matters are described in ‘Taxation’ below.
Taxation
Transfer pricing and other issues are as previously described in the ‘Taxation’ note to the Financial Statements included in the Annual Report 2009. There have been no material changes to tax matters since the publication of the Annual Report.
GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Issued: Wednesday, 28th April 2010, London, U.K.	18

Dividends

	Paid/	Pence per
	payable	share	£m
2010
First interim	8th July 2010	15	763

2009
First interim	9th July 2009	14	701
Second interim	8th October 2009	14	713
Third interim	7th January 2010	15	763
Fourth interim	8th April 2010	18	920

		61	3,097

Weighted average number of shares

	Q1 2010	Q1 2009	2009
	millions	millions	millions
Weighted average number of shares — basic	5,078	5,064	5,069
Dilutive effect of share options and share awards	46	24	39

Weighted average number of shares — diluted	5,124	5,088	5,108

Net assets
The book value of net assets increased by £684 million from £10,742 million at 31st December 2009 to £11,426 million at 31st March 2010. This reflects an increase in net assets arising from the operating activities in the period partially offset by the dividend payment and an increase in the pension deficit. The increase in the pension deficit arose predominantly from an increase in the estimated long-term UK inflation rate, and a decrease in the rate used to discount UK pension liabilities from 5.70% to 5.50% and the rate used to discount US pension liabilities from 5.75% to 5.60%, partly offset by an increase in asset values. At 31st March 2010, the net deficit on the Group’s pension plans was £1,941 million compared with £1,745 million at 31st December 2009.
The carrying value of investments in associates and joint ventures at 31st March 2010 was £965 million, with a market value of £1,894 million.
At 31st March 2010, the ESOP Trusts held 108.7 million GSK shares against the future exercise of share options and share awards. The carrying value of £1,003 million has been deducted from other reserves. The market value of these shares was £1,375 million.
GSK did not purchase any shares for cancellation in the period. At 31st March, the company held 474.2 million Treasury shares at a cost of £6,286 million, which has been deducted from retained earnings.

Issued: Wednesday, 28th April 2010, London, U.K.	19

	Q1 2010	Q1 2009	2009
Reconciliation of cash flow to movements in net debt	£m	£m	£m

Net debt at beginning of the period	(9,444)	(10,173)	(10,173)

Increase in cash and bank overdrafts	181	416	1,054
Cash inflow from liquid investments	(28)	(23)	(87)
Net increase in long-term loans	—	—	(1,358)
Net repayment/(increase in) of short-term loans	610	(166)	102
Net repayment of obligations under finance leases	11	11	48
Debt of subsidiary undertakings acquired	—	—	(9)
Exchange adjustments	(349)	167	1,041
Other non-cash movements	(17)	(29)	(62)

Decrease in net debt	408	376	729

Net debt at end of the period	(9,036)	(9,797)	(9,444)

Related party transactions
The Group’s significant related parties are its joint ventures and associates as disclosed in the Annual Report 2009.
There were no material transactions with any of the Group’s joint ventures and associates in the period. There were also no material transactions with directors.
Contingent liabilities
There were contingent liabilities at 31st March 2010 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities.
Exchange rates
The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q1 2010	Q1 2009	2009

Average rates:
£/US$	1.56	1.44	1.56
£/Euro	1.13	1.09	1.12
£/Yen	143	136	146

Period end rates:
£/US$	1.52	1.43	1.61
£/Euro	1.12	1.08	1.13
£/Yen	142	142	150
During Q1, average Sterling exchange rates were stronger against the US Dollar, the Euro and the Yen compared with the same period in 2009. Period end Sterling exchange rates were stronger against the US Dollar and the Euro.

Issued: Wednesday, 28th April 2010, London, U.K.	20

Accounting presentation and policies
This unaudited Results Announcement containing condensed financial information for the three months ended 31st March 2010 is prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority IAS34 “Interim financial reporting” and the accounting policies set out in the Annual Report 2009, except that GSK has implemented IFRS 3 (Revised) ‘Business combinations’, IAS 27 (Revised) ‘Consolidated and separate financial statements: recognition and measurement’ and IFRIC 17 ‘Distributions of non-cash assets to owners’.
This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The balance sheet at 31st December 2009 has been derived from the full Group accounts published in the Annual Report 2009, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.
Internet
This Announcement and other information about GSK are available on the company’s website at: http://www.gsk.com.

Issued: Wednesday, 28th April 2010, London, U.K.	21

Additional P&L information
Three months ended 31st March 2010

							Other
				Cost of	SG&A	R&D	operating	Operating	Operating
			Turnover	sales	costs	costs	income	profit	margin %
US pharmaceuticals	Q1 2010	£m	1,909	(209)	(522)	—	117	1,295	67.8
	Q1 2009 (restated)	£m	2,088	(197)	(549)	—	7	1,349	64.6
	Growth CER	%	(1)	10	3	—	>100	4

Europe pharmaceuticals	Q1 2010	£m	1,893	(396)	(363)	—	4	1,138	60.1
	Q1 2009 (restated)	£m	1,669	(355)	(398)	—	2	918	55.0
	Growth CER	%	16	14	(6)	—	100	26

Emerging Markets pharmaceuticals	Q1 2010	£m	866	(317)	(235)	(1)	—	313	36.1
	Q1 2009 (restated)	£m	639	(228)	(206)	(1)	1	205	32.1
	Growth CER	%	43	39	28	—	(100)	62

Asia Pacific / Japan pharmaceuticals	Q1 2010	£m	885	(192)	(164)	(6)	2	525	59.3
	Q1 2009 (restated)	£m	619	(139)	(149)	(5)	3	329	53.2
	Growth CER	%	45	37	9	40	(33)	63

ViiV Healthcare	Q1 2010	£m	373	(83)	(68)	(7) *	(3)	212	56.8
	Q1 2009 (restated)	£m	419	(79)	(41)	(5) *	(3)	291	69.5
	Growth CER	%	(7)	6	71	40	(33)	(23)

Pharmaceuticals R&D	Q1 2010	£m	—	—	(42)	(725)	2	(765)
	Q1 2009 (restated)	£m	—	—	(48)	(841)	4	(885)
	Growth CER	%	—	—	(6)	(10)	(25)	(10)

Other trading and unallocated pharmaceuticals	Q1 2010	£m	200	(221)	(32)	(142)	68	(127)
	Q1 2009 (restated)	£m	184	(181)	(64)	(147)	54	(154)
	Growth CER	%	4	28	>100	(2)	28	59

Total pharmaceuticals	Q1 2010	£m	6,126	(1,418)	(1,426)	(881)	190	2,591	42.3
	Q1 2009 (restated)	£m	5,618	(1,179)	(1,455)	(999)	68	2,053	36.5
	Growth CER	%	14	22	11	(8)	>100	27

Consumer Healthcare	Q1 2010	£m	1,231	(483)	(515)	(37)	2	198	16.1
	Q1 2009 (restated)	£m	1,151	(444)	(490)	(33)	—	184	16.0
	Growth CER	%	9	11	8	18	—	9

Corporate and other unallocated costs	Q1 2010	£m	—	(23)	(357)	(21)	7	(394)
	Q1 2009 (restated)	£m	—	(21)	(184)	(42)	(14)	(261)
	Growth CER	%	—	10	>100	(48)	>100	60

Results before major restructuring	Q1 2010	£m	7,357	(1,924)	(2,298)	(939)	199	2,395	32.6
	Q1 2009 (restated)	£m	6,769	(1,644)	(2,129)	(1,074)	54	1,976	29.2
	Growth CER	%	13	19	18	(9)	>100	21

*	Note: This excludes HIV discovery research (pre-Phase IIb) which is conducted by GSK and Pfizer and R&D expenditure related to the Shionogi JV and Phase IV clinical expenditure which are reported within the ViiV Healthcare OOI and SG&A lines respectively.

Issued: Wednesday, 28th April 2010, London, U.K.	22

The following table provides additional financial analysis for worldwide vaccines and worldwide dermatologicals which are not segments for financial reporting purposes and are managed within the geographical pharmaceutical segments. Consequently these results are included within the financial information of the relevant geographical pharmaceuticals segments as reported to the CEO and presented in the tables on pages 16 to 17.
Three months ended 31st March 2010

							Other
				Cost of	SG&A	R&D	operating	Operating	Operating
			Turnover	sales	costs	costs	income	profit	margin %
Worldwide vaccines	Q1 2010	£m	1,411	(389)	(170)	(117)	28	763	54.1
	Q1 2009 (restated)	£m	625	(201)	(150)	(118)	24	180	28.8
	Growth CER	%	>100	98	18	2	17	>100

Worldwide dermatologicals	Q1 2010	£m	265	(53)	(78)	(8)	1	127	47.9
	Q1 2009 (restated)	£m	112	(25)	(3)	—	—	84	75.0
	Growth CER	%	>100	>100	>100	—	—	55

All other pharmaceuticals	Q1 2010	£m	4,450	(976)	(1,178)	(756)	161	1,701	38.2
	Q1 2009 (restated)	£m	4,881	(953)	(1,302)	(881)	44	1,789	36.7
	Growth CER	%	(5)	4	4	(11)	>100	(5)

Total pharmaceuticals	Q1 2010	£m	6,126	(1,418)	(1,426)	(881)	190	2,591	42.3
	Q1 2009 (restated)	£m	5,618	(1,179)	(1,455)	(999)	68	2,053	36.5
	Growth CER	%	14	22	11	(8)	>100	27

Issued: Wednesday, 28th April 2010, London, U.K.	23

Independent review report to GlaxoSmithKline plc
Introduction
We have been engaged by the company to review the condensed financial information in the Results Announcement for the three months ended 31st March 2010 which comprises the income statement, statement of comprehensive income, balance sheet, cash flow statement, statement of changes in equity and related notes (excluding the Late-stage pharmaceuticals and vaccines pipeline table, and the additional P&L information). We have read the other information contained in the Results Announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.
Directors’ responsibilities
The Results Announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
The annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed financial information included in the Results Announcement for the three months ended 31st March 2010 has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as adopted by the European Union.
Our responsibility
Our responsibility is to express to the company a conclusion on the condensed financial information in the Results Announcement based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three months ended 31st March 2010 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
PricewaterhouseCoopers LLP
Chartered Accountants
28th April 2010
London
Notes:
(a)	The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Issued: Wednesday, 28th April 2010, London, U.K.	24